SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Conceptronic, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   0002060101
                                 (CUSIP Number)




                             Mark A. Rosenbaum, Esq.
                            Stroock & Stroock & Lavan
                                7 Hanover Square
                            New York, New York 10004
                                 (212) 806-5400


                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 25, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D


CUSIP No.  0002060101                        Page   2    of   10   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   TJS Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

NUMBER OF           7   SOLE VOTING POWER         400,000
SHARES
BENEFICIALLY        8   SHARED VOTING POWER
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER    400,000
REPORTING
PERSON              10  SHARED DISPOSITIVE POWER
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.0%

14  TYPE OF REPORTING PERSON*

    PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.  0002060101                        Page   3    of   10   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   TJS Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

NUMBER OF           7   SOLE VOTING POWER         0
SHARES
BENEFICIALLY        8   SHARED VOTING POWER       400,000
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER    0
REPORTING
PERSON              10  SHARED DISPOSITIVE POWER  400,000
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.0%

14  TYPE OF REPORTING PERSON*

    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No.  0002060101                      Page   4    of   10   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   TJS Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF           7   SOLE VOTING POWER         0
SHARES
BENEFICIALLY        8   SHARED VOTING POWER       400,000
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER    0
REPORTING
PERSON              10  SHARED DISPOSITIVE POWER  400,000
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.0%

14  TYPE OF REPORTING PERSON*

    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0002060101                        Page   5    of   10   Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Thomas J. Salvatore

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)

                                                       (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

NUMBER OF           7   SOLE VOTING POWER         0
SHARES
BENEFICIALLY        8   SHARED VOTING POWER       400,000
OWNED BY
EACH                9   SOLE DISPOSITIVE POWER    0
REPORTING
PERSON              10  SHARED DISPOSITIVE POWER  400,000
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.0%

14  TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the acquisition of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Conceptronic, Inc. (the "Company"), a Delaware corporation, which shares of Class A Common Stock are subject to mandatory conversion into shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), on a date which is six months from the date of issuance of the shares of Class A Common Stock.

     The address of the Company's principal executive offices are located at 6 Post Road, Portsmouth, NH 03801-5622.

Item 2.  Identity and Background.

     This statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS Partners, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partner of TJS Partners, L.P. is TJS Management, L.P. (see paragraph (2) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership".

     (2) TJS Management, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

     (3) TJS Corporation. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The controlling shareholder of TJS Corporation is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

     (4) Thomas J. Salvatore. Mr. Salvatore is a citizen of the United States of America, and his business address is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On November 25, 1996, the Partnership purchased 400,000 shares of Class A Common Stcok from Company for $3.00 per share, or an aggregate purchase price of $1,200,000, in a private placement (the "Private Placement"). The source of funds for the purchase of the shares of Class A Common Stock was the working capital of the Partnership.

Item 4.  Purpose of the Transaction.

     The Partnership's intention for acquiring the shares of Class A Common Stock and its present intention for holding such shares is for investment purposes. The Partnership may, depending upon market conditions and other factors, acquire shares of Common Stock in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

     Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     As of the date of this statement, the Partnership is the direct beneficial owner of 400,000 shares of Class A Common Stock of the Company. Upon the conversion of the Class A Common Stock into shares of Common Stock (as described in Items 1 and 6 hereto) there will be 5,700,000 shares of the Company's Common Stock outstanding and the Partnership will beneficially own 400,000 shares or approximately 7.0% of such outstanding Common Stock.

     TJS Management, L.P., in its capacity as general partner of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the shares of Class A Common Stock owned beneficially by the Partnership. Each of such persons disclaims beneficial ownership of such shares of Class A Common Stock except to the extent of its equity ownership therein. In addition, each of such Partners may be deemed to share with the Partnership the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Class A Common Stock owned beneficially by the Partnership.

     Schedule A hereto describes transactions in the shares of Class A Common Stock effected during the past 60 days by the Partnership.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days except as set forth for the Partnership in Schedule A hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     The Class A Common Stock is identical to the Common Stock in all respects and has the same powers, preferences, rights, qualifications and limitations as the Common Stock, except that the Class A Common Stock has no voting rights with respect to the approval of any potential sale of the Company's product lines or the election of members of the Company's Board of Directors. The shares of Class A Common Stock will be converted into shares of Common Stock on the date which is six months from the date of issuance of the Class A Common Stock (the "Conversion Date"). At the Company's option, and under certain circumstances, the Conversion Date may be extended for a period of not more than two months.

     On the Conversion Date, each share of Class A Common Stock shall be converted into one share of Common Stock. Notwithstanding the foregoing, under certain circumstances the conversion rate may be subject to adjustment.

     The Company has agreed to use its reasonable best efforts to prepare and file with the Securities and Exchange Commission, as soon as practicable after the Conversion Date, a registration statement to register for resale the shares of Common Stock issuable with respect to the conversion of the Class A Common Stock.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 1996

                                              TJS PARTNERS, L.P.

                                              By: TJS MANAGEMENT, L.P., as
                                                  General Partner


                                               By: /s/ Thomas J. Salvatore
                                                   Thomas J. Salvatore, as
                                                   General Partner


                                               By: TJS MANAGEMENT, L.P.


                                               By: /s/ Thomas J. Salvatore
                                                   Thomas J. Salvatore, as
                                                   General Partner


                                               TJS CORPORATION


                                               By: /s/ Thomas J. Salvatore
                                                   Thomas J. Salvatore
                                                   President


                                              /s/ Thomas J. Salvatore
                                              Thomas J. Salvatore

                                                      Schedule A


The following table sets forth certain information concerning the shares of Class A Common Stock purchased by the Partnership during the 60-day period preceding the date of the Schedule 13D Statement to which this Schedule A is attached.


                                                     Purchase Price
                          Number of Shares           Per Share
                          of Class A Common          (Exclusive of
Date of Purchase          Stock Purchased             Commissions)

  11/25/96                     400,000                    $3.00